Exhibit 4.6

ALLONGE #4 TO CONVERTIBLE PROMISSORY NOTE

This Allonge #4, dated as of September 10, 2014, is attached to and made a part of that certain Convertible Promissory Note (the “Note”) dated April 14, 2009, in the original principal amount of One Million Dollars ($1,000,000) made by Onstream Media Corporation (the “Company”) to the order of Rockridge Capital Holdings, LLC (the “Investor”) and amended by (i) an Allonge dated September 11, 2009 which among other things increased the Principal Amount under the Note to Two Million Dollars ($2,000,000) and (ii) Allonges dated December 11, 2012 and February 28, 2014, which among other things modified the repayment schedule, for the purpose of annexing thereto the following modifications.

1)

It is hereby agreed that the remaining principal balance outstanding under the Note as of September 10, 2014 is $400,000.00 after consideration of all payments made to date and such remaining principal balance outstanding under the Note is payable on December 31, 2014. It is further agreed that the Company will pay the outstanding principal under the Note upon its sale of any of its business units or subsidiaries, and within ten days after its receipt of related proceeds in excess of $5 million in aggregate.

2)

In addition to the principal repayment, interest will be payable at 12% per annum with remaining payments as follows:

September 14, 2014

$4,000.00

October 14, 2014

$4,000.00

November 14, 2014

$4,000.00

December 31, 2014

$6,099.57

The above interest payments will be appropriately adjusted in the event of an early repayment of the note.

3)

In consideration of the above payment schedule, which represents a modification of the previous repayment schedule and most notably an extension of the previous balloon payment that was due on October 14, 2014, the Company hereby agrees to increase the origination fee due hereunder by twenty-five thousand (25,000) common shares, for a cumulative origination fee of six hundred sixteen thousand six hundred sixty seven (616,667) restricted common shares of the Company, none of which shares have yet been issued and are in lieu of any other origination fees hereunder. The number of shares in this paragraph has been calculated after giving effect to the 1 for 6 reverse split effected by the Company on April 5, 2010.

Initials:   Investor DF   RRCH   Company RSS

ALLONGE #4 TO CONVERTIBLE PROMISSORY NOTE

4)

The Investor hereby consents to modifications being made, at or about the same time as this Allonge #4 is being executed, to certain notes that were the subject of that certain Intercreditor Agreement dated February 28, 2014 between the Investor and Sigma Opportunity Fund II, LLC (“Sigma”). Such modifications include (i) the extension of the principal and interest due dates of such notes to December 31, 2014, with interest continuing to accrue on such balances through such extended due date (ii) the extension of the earliest date that Sigma can repay the Note on behalf of the Company absent any default by the Company under the Note to December 31, 2014, provided that the provisions under which Sigma may repay the Note in the event of the Company’s default under the Note are still in effect and (iii) additional consideration paid by the Company to Sigma in cash and shares in consideration of such modifications.

5)

Other than as modified above and as previously amended, the Note remains unmodified and in full force and effect.

Above agreed to and accepted by:

COMPANY:

ONSTREAM MEDIA CORPORATION

By:  /s/ Randy S. Selman

Initials: RSS

Name:  Randy S. Selman

Title:  President and Chief Executive Officer

INVESTOR:

ROCKRIDGE CAPITAL HOLDINGS, LLC

By:  /s/ David Friedman

Initials: DF/RRCH

Name:  David Friedman

Title:    Managing Director